General Rules and Regulations
                                   promulgated
                                    under the
                         Securities Exchange Act of 1934

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                          POPSTAR COMMUNICATIONS, INC.
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                                (Name of Issuer)



                  Restricted Common Stock with $0.001 par value
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                         (Title of Class of Securities)



                                   766169 10 6
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                                 (CUSIP Number)


                          Kemayan E.C. Hybrid Limited
   10th Floor, Menara Kemayan, 160, Jalan Ampang Kuala Lumpur, Malaysia 50450
                                (603) 2162 2888
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      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications


                                December 31, 2000
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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |X| Rule 13d-1(c)

         |_| Rule 13d-1(d)



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

CUSIP No. 766169 10 6
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1     Name Of Reporting Persons
      I.R.S. Identification Nos. Of Above Persons
      Kemayan E.C. Hybrid Limited
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2     Check The Appropriate Box If A Member Of A
        Group (See Instructions)                                     (a) |_|
                                                                     (b) |_|
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3     SEC Use Only
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4     Citizenship Or Place Of Organization
      Incorporated in the British Virgin Islands
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                5     Sole Voting Power
 NUMBER OF            2,000,000 common shares
                ----------------------------------------------------------------
  Shares        6     Shared Voting Power
Beneficially          0
                ----------------------------------------------------------------
 Owned By       7     Sole Dispositive Power
   Each               2,000,000 common shares
                ----------------------------------------------------------------
 Reporting      8     Shared Dispositive Power
Person With           0
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9     Aggregate Amount Beneficially Owned By Each Reporting Person
      2,000,000 common shares
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10    Check If The Aggregate Amount In Row (9) Excludes Certain Shares
                                                                            |_|
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11    Percent Of Class Represented By Amount In Row 9
      9.1%(1)
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12    Type Of Reporting Person (See Instructions)
      CO
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------------------------------
(1) The percentage represented is the total 2,000,000 shares held directly as a percentage of 21,952,000 shares that were issued and outstanding on December 31, 2000.



Item 1  (a).  Name of Issuer:
              POPSTAR COMMUNICATIONS, INC.

Item 1  (b).  Address of Issuer's Principal Executive Offices:



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


              107 East 3rd Avenue, Vancouver, B.C. Canada V5T 1C7

Item 2  (a).  Name of Person Filing:
              Kemayan E.C. Hybrid Limited

Item 2  (b).  Address of Principal Business Office or, if None, Residence:
              10th Floor, Menara Kemayan, 160, Jalan Ampang Kuala Lumpur, Malaysia 50450

Item 2  (c).  Citizenship:
              British Virgin Islands

Item 2  (d).  Title of Class of Securities:
              Restricted Common Stock par value $0.001 per share

Item 2  (e).  CUSIP Number:
              766169 10 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a:

          (a)  |_| Broker or dealer registered under Section 15 of the Act,

          (b)  |_| Bank as defined in Section 3(a)(6) of the Act,

          (c)  |_| Insurance Company as defined in Section 3(a)(19) of the Act,

          (d)  |_|  Investment   Company  registered  under  Section  8  of  the
               Investment Company Act,

          (e) |_| Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

          (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;

          (g)  |_|   Parent   Holding   Company,   in   accordance   with   Rule
               13d-1(b)(ii)(G);

          (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940,

          (j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

          (a)  Amount beneficially owned:
               2,000,000

          (b)  Percent of class:
               9.1%(1)

          (c)  Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote
                        2,000,000

              (ii)  Shared power to vote or to direct the vote
                        0

              (iii) Sole power to dispose or to direct the disposition of
                        2,000,000

              (iv)  Shared power to dispose or to direct the disposition of
                        0

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased


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


          to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
                Not applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                Not applicable.

Item 8.   Identification and Classification of Members of the Group.
                Not applicable

Item 9.   Notice of Dissolution of Group.
                Not applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer or the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

------------------------------
(1) The percentage represented is the total 2,000,000 shares held directly as a percentage of 21,952,000 shares that were issued and outstanding on December 31, 2000.




Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 17, 2001
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Date


Kemayan E.C. Hybrid Limited


/s/ Yong Kiat Rickie Tang
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Signature


Yong Kiat Rickie Tang, Director
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Name/Title




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